SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Investor Update

São Paulo, March 28, 2008 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the parent company of GOL Transportes Aéreos S.A. and VRG Linhas Aéreas S.A., provides its updated investor.

Current News

GOL and VRG have recently added service to the following city pairs:

GTA	Weekly	Start	VRG	Weekly	Start
City Pair	Freq.	Date	City Pair	Freq.	Date
Rio de Janeiro (Galeão) - Cabo Frio	2x	5-jan-08	Rio de Janeiro (Galeão) - São Paulo (Guarulhos)	7x	28-jan-08
Cabo Frio - Buenos Aires	2x	5-jan-08	São Paulo (Guarulhos) - Madri	7x	28-jan-08
Buenos Aires - Cabo Frio	2x	5-jan-08	Madri - São Paulo (Guarulhos)	7x	28-jan-08
Cabo Frio - Rio de Janeiro (Galeão)	2x	5-jan-08	São Paulo (Guarulhos) - Rio de Janeiro (Galeão)	7x	28-jan-08
Rio de Janeiro (Galeão) - São Paulo (Guarulhos)	2x	1-feb-08	Rio de Janeiro (Galeão) - Brasília	7x	11-feb-08
São Paulo (Guarulhos) - Rio de Janeiro (Galeão)	2x	1-feb-08	Brasília - Belo Horizonte (Confins)	7x	11-feb-08
São Paulo (Guarulhos) - Porto Alegre	7x	11-feb-08	Belo Horizonte (Confins) - Brasília	7x	12-feb-08
Porto Alegre - Curitiba	7x	11-feb-08	Brasília - Rio de Janeiro (Galeão)	7x	12-feb-08
Curitiba - Belo Horizonte (Confins)	7x	11-feb-08	Belo Horizonte (Confins) - São Paulo (Congonhas)	6x	24-mar-08
Belo Horizonte (Confins) - Curitiba	7x	11-feb-08	Salvador - São Paulo (Congonhas)	7x	24-mar-08
Curitiba - Porto Alegre	7x	11-feb-08	São Paulo (Congonhas) - Salvador	14x	24-mar-08
Porto Alegre - São Paulo (Guarulhos)	7x	11-feb-08	Salvador - Brasília	20x	24-mar-08
São Paulo (Guarulhos) - Goiania	7x	11-feb-08	Brasília - Salvador	20x	24-mar-08
Goiania - São Paulo (Guarulhos)	7x	12-feb-08	Porto Alegre - Brasília	7x	24-mar-08
São Paulo (Guarulhos) - Navegantes	7x	16-feb-08	Brasília - Recife	7x	24-mar-08
Navegantes - São Paulo (Guarulhos)	7x	16-feb-08	Recife - Brasília	7x	24-mar-08
Porto Alegre - Brasília	7x	17-feb-08	Brasília - Porto Alegre	7x	24-mar-08
Brasília - Imperatriz	7x	17-feb-08	São Paulo (Guarulhos) - Recife	7x	24-mar-08
Imperatriz - São Luis	7x	17-feb-08	Recife - Fernando de Noronha	7x	24-mar-08
Brasília - Natal	4x	17-feb-08	Fernando de Noronha - Recife	7x	24-mar-08
São Paulo (Guarulhos) - Navegantes	7x	1-mar-08	Recife - São Paulo (Guarulhos)	7x	24-mar-08
Navegantes - Joinville	7x	1-mar-08	Belo Horizonte (Confins) - Brasília	14x	24-mar-08
Joinville - São Paulo (Guarulhos)	7x	1-mar-08	Brasília - Belo Horizonte (Confins)	14x	24-mar-08
São Paulo (Guarulhos) - Joinville	7x	1-mar-08	Salvador - Rio de Janeiro (Galeão)	14x	24-mar-08
Joinville - Navegantes	7x	1-mar-08	Rio de Janeiro (Galeão) - Salvador	14x	24-mar-08
Navegantes - São Paulo (Guarulhos)	7x	1-mar-08	São Paulo (Congonhas) - Brasília	33x	24-mar-08

			Brasília - São Paulo (Congonhas)	32x	24-mar-08
			Rio de Janeiro (Galeão) - Brasília	14x	24-mar-08
			Brasília - Manaus	7x	24-mar-08
			Manaus - Brasília	7x	24-mar-08
			Brasília - Rio de Janeiro (Galeão)	13x	24-mar-08
			Brasília - Fortaleza	14x	24-mar-08
			Fortaleza - Brasília	14x	24-mar-08

Specific details regarding frequency and start dates can be found on the websites www.voegol.com.br and www.varig.com

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General Guidance
General Comments 1Q08E:

Brazilian domestic demand growth at 2.1x GDP
Brazilian 1Q08e GDP Growth at 4.6% (1) (3)
Brazilian 1Q08e Domestic RPK Growth at 9.5% (1) (4)

Industry Metrics	4T07A	1Q08E
	(+/-)	(+/-)
Brazilian GDP Growth (%)	6.2 (3)	4.6 (1) (6)
Domestic RPK Growth (%)	16.0 (2) (4)	9.5 (1) (7)
Brazilian Inflation (%, IPCA)	5.7 (3)	5.1 (6)
BRL / USD (R$, average)	1.79 (3)	1.74 (6)
WTI (US$, average)	90 (5)	98 (8)

(1)	1Q08 vs. 1Q07
(2)	4Q07 vs. 4Q06
(3)	Source: Brazilian Central Bank
(4)	Source: ANAC
(5)	Source: Bloomberg
(6)	Source: MCM Consultores
(7)	Source: GOL
(8)	Source: Bank Analyst Projections

1T08E

General Comments:

Average fuel price/liter: R$ 1.81
Average Fare: R$ 236
CASK: R$14.7e cents
RASK: R$14.5e cents

Consolidated	4Q07A	1Q08G	1Q08E	1Q07A
	(+/-)	(+/-)	(+/-)	(+/-)
ASK Growth	60%	65%	57%	62%
Load Factor	68%	67-69%	62-63%	70%
Yield (cents)	R$21	R$21	R$21	R$20
Cask ex-fuel (cents)	R$ 10.1	R$ 8.5	R$ 8.5	R$ 7.9

ASKs by Aircraft Type

	1Q08
	(quarter average)
	B737	B767

Available Seat Kilometers (ASK) - as a percentage of total ASKs (%)	86%	14%

GOL’s average stage length is projected to be approximately 1,020 kilometers in 1Q08 versus 949 kilometers in the 1Q07.

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Aircraft Delivery Schedule

As of December 30, 2007, GOL’s fleet was comprised of 102 Boeing 737 aircraft and 9 Boeing 767s and had on order 101 aircraft with options to acquire additional 34 aircraft. The 2008 delivery schedule and related financings are:

B737-800 SFP firm	Committed Financing
	Mortgage (Exim)	Sale/Leaseback
1Q08	1	0
2008E	5	4

During the first quarter, GOL received into its consolidated fleet 7 aircraft, including 4 Boeing 737s and 3 Boeing 767s, and returned 7 Boeing 737-300s.

Fuel Hedges

The Company continues to enter into advanced fuel derivative agreements to reduce its exposure to fluctuations in fuel price. Currently, the agreements covering 2008 are:

1Q08
Estimated Fuel Liters Consumed (mm)	376
Estimated Fuel Price per Liter (R$)	1.81
Liters (% of estimated consumption)	226 million (60%)
HO and WTI with average price of US$90/bbl

Operating Margin
(Estimated EBIT margin, US GAAP)

1Q08
Estimated Operating Margin (%)	-2 - 0%

Income Before Income Taxes
(Estimated EBT Margin, US GAAP)

1Q08
Estimated Pre-Tax Margin (%)	1 - 3%

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Tax Rate

GOL currently expects an annual effective tax rate in U.S. GAAP of approximately 27%. However, its actual tax rate in both first quarter and full year 2008 could differ due to the non-deductibility of certain items for tax purposes.

Weighted Average Shares Outstanding

Share count estimates for calculating basic and diluted earnings per share are:

1Q08
Basic	Diluted
202.0 mm	202.0 mm

The number of shares used in our actual earnings per share calculations will likely be different from those stated above.

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About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. is the parent company of low-cost airlines GOL Transportes Aéreos S.A. (“GTA”, which operates the GOL brand) and VRG Linhas Aéreas S.A. (“VRG”, which operates the VARIG brand). GTA and VRG offer daily flights to more destinations in Brazil than any other domestic airline while providing customers with the most convenient flight schedules in the country. The airlines operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition to safe and reliable services, which stimulate brand recognition and customer satisfaction, the Company’s service is recognized as the best value proposition in the market. Growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic travel destinations. Shares are listed on the NYSE (GOL) and the Bovespa (GOLL4) stock exchanges.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations
Ph: (5511) 3169 6800
E-mail: ri@golnaweb.com.br
Site: www.voegol.com.br/ir

Media – Brazil & Latin America	Media – U.S. & Europe
Ph: (5511) 3169 6967	Edelman; G. Juncadella and M. Smith
E-mail: comcorp@golnaweb.com.br	Ph: +1 (212) 704-4448 / 704-8196
E-mail:gabriela.juncadella@edelman.com;
meaghan.smith@edelman.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.